Exhibit 12.1
COEUR D’ALENE MINES CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six months Ended June 30,		Year ended December 31,
	2009	2008	2008	2007	2006	2005	2004
Fixed Charges:
Interest expense	5,377,243	1,335,499	2,882,424	61,635	921,317	2,095,917	2,483,530
Capitalized interest	15,851,333	6,481,060	18,724,062	2,280,139	1,450,366	227,229	64,352
Amortization of public offering costs	581,088	392,633	1,843,625	302,998	302,998	302,998	407,899
Amortization of capital lease costs	—	—	—	—	—	—	687
Portion of rent expense representative of interest	2,060,291	1,171,516	4,581,055	1,717,109	1,702,999	1,687,277	1,430,833

Total fixed charges	23,869,955	9,380,708	28,031,166	4,361,881	4,377,681	4,313,421	4,387,301

Earnings:
Net income (loss) from continuing operations before income taxes	15,382,000	4,537,000	(14,128,000)	58,817,000	83,645,000	16,229,000	(23,821,000)
Fixed charges	23,869,955	9,380,708	28,031,166	4,361,881	4,377,681	4,313,421	4,387,301
Less interest capitalized	(15,851,333)	(6,481,060)	(18,724,062)	(2,280,139)	(1,450,366)	(227,229)	(64,352)
Current period amortization of capitalized interest	410,029	—	87,810	—	—	—	—

	23,810,651	7,436,648	(4,733,086)	60,898,742	86,572,315	20,315,192	(19,498,052)

Earnings in excess of fixed charges (fixed charges in excess of earnings)	(59,304)	(1,944,060)	(32,764,252)	56,536,861	82,194,634	16,001,771	(23,885,352)

Ratio of earnings to fixed charges	N/A	N/A	N/A	13.96	19.78	4.71	N/A

(1)	N/A — represents coverage ratio of less than 1.

(2)	Note: Net income (loss) above for years 2004 to 2006 have been restated to give effect to discontinued operations.